FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2020

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

SIGNIFICANT EVENT

Enel Américas S.A.

Securities Registration Record No. 175

Santiago, April 3, 2020

Ger. Gen. No. 06 /2020

Mr. Joaquín Cortez Huerta

President

Financial Markets Committee

Av. Libertador General Bernardo O’Higgins N°1449

Santiago, Chile

                                                                                             Ref.: Significant event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2 under Securities Market Law No. 18,045, and as established under General Norm No. 30 of the Financial Market Commission, I, duly authorized hereby inform you in the attached Significant Event, “Comunicato Stampa”, issued today by Enel S.p.A., our ultimate parent company, in which the Italian company informs the market that it signed two agreements with a financial institution to increase its participation in Enel Américas S.A. by up to 2.7%, this increase in the beneficial interest is additional to the agreements currently in force to increase its participation as previously announced to the market. In this way, Enel S.p.A. is planning to reach up to 65% of the share capital of Enel Américas S.A.. More details can be found in the "Comunicato Stampa" issued by Enel S.p.A., a copy of which is hereby attached.

The financial effects of such a transaction are not quantifiable as of this date.

Yours truly,

Maurizio Bezzeccheri

Chief Executive Officer

Enel Américas S.A.

cc.:             Banco Central de Chile (Central Bank of Chile)

 Bolsa de Comercio de Santiago (Santiago Stock Exchange)

 Bolsa Electrónica de Chile (Chilean Electronic Stock Exchange)

    Banco Santander Santiago - Representante de Tenedores de Bonos (Local Bondholders Representative)

    Depósito Central de Valores SA (Central Securities Depositary)

    Comisión Clasificadora de Riesgo (Risk Classification Commission)

ENEL to increase its STAKE IN Enel Americas up to 65%

  Enel plans to increase its shareholding in Enel Américas by up to a further 2.7% in view of the expected completion by May 2020 of the ongoing share swap transactions to reach 62.3% of the subsidiary, in line with Enel Group’s announced objective to buy out minorities in South America

Rome, April 3rd, 2020 – Enel S.p.A. (“Enel”) plans to increase its shareholding in its listed Chilean subsidiary Enel Américas S.A. (“Enel Américas”) by up to an additional 2.7% stake, in order to reach the maximum shareholding currently allowed by Enel Américas’ by-laws, equal to 65%. The shareholding increase will be carried out in view of the expected completion of the ongoing share swap transactions to increase Enel’s stake in Enel Américas by up to 5%, reaching up to 62.3% of the company’s share capital. This completion is expected to occur by May 2020.

Enel has entered into two new share swap transactions (the “Swap Transactions”) with a financial institution to increase its equity stake in Enel Américas up to 65%. Pursuant to the Swap Transactions, Enel may acquire, on dates that are expected to occur no later than the end of 2020, additional shares of Enel Américas’ common stock and American Depositary Shares (“ADSs”).

The number of shares of Enel Américas’ common stock and Enel Américas’ ADSs actually acquired by Enel pursuant to the Swap Transactions will depend on the ability of such financial institution to establish its hedge positions with respect to the Swap Transactions.

The amount payable for any shares of Enel Américas’ common stock acquired by Enel will be based on the prices at which such financial institution establishes its hedge with respect to the corresponding Swap Transaction. The amount payable for any of Enel Américas’ ADSs acquired by Enel will be based on the observable volume-weighted average prices of Enel Américas’ ADSs during the period in which the financial institution establishes its hedge with respect to the corresponding Swap Transaction.

Prior to settlement, Enel will not have any right to dispose of or vote any shares of Enel Américas’ common stock or Enel Américas’ ADSs acquired or held by such financial institution as a hedge in connection with the corresponding Swap Transaction.

Enel’s payment obligations under the Swap Transactions will be funded through internal cash flow generation.

The abovementioned Transactions are in line with the Enel Group’s announced objective to buy out minorities in subsidiaries operating in South America.

1

Enel SpA – Registered Office: 00198 Rome – Italy - Viale Regina Margherita 137 – Companies Register of Rome and Tax I.D. 00811720580 - R.E.A. 756032 – VAT Code 00934061003 – Stock Capital Euro 10,166,679,946 fully paid-in.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
--------------------------------------------------

Title: Chief Executive Officer

Date: April 3, 2020